FILE 82-4297

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

31 July, 2007

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 18 July, 2007.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KONECRANES PLC

Paul Lönnfors
IR Manager

Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358 20 427 11 Fax +358 20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

FIDELITY INTERNATIONAL LIMITED'S HOLDING IN KONECRANES PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2, Section 10:

Konecranes has been informed by a change in the holding of Fidelity International Limited (FIL) and its direct and indirect subsidiaries of the paid up share capital of Konecranes Plc.

On 26 July, 2007 FIL and its direct and indirect subsidiaries were in possession of 3 011 708 Konecranes shares. This holding corresponds to 4.96 % of the share capital and voting rights of Konecranes Plc.

Holdings were as follows:

Fund name	Shares	Proportion of share capital and voting rights %
Accident Rehab & CMP-GLB Ex-US	93 300	0.15
FMT GL Row	63 800	0.11
Deutsche Arzte - Row	14 000	0.02
British Energy Gen GRP - Row	32 300	0.05
Church Comm For England - Row	74 100	0.12
Chevron Texaco UK PNS PL-Row	30 000	0.05
Co-Operative GRP Pens - RW	46 500	0.08
East Sussex Cnty Council - Row	76 900	0.13
European Equity MKT Neut Long	20 809	0.03
Fidelity European Values Plc	373 500	0.62
Fidelity Select Global Eq Fund	2 600	0.00
FERP - Industrials Pilot Fund	999	0.00
Australia - Funds SA	38 000	0.06
IBM Denm Select - Global Ex-US	13 200	0.02
NPC Trust - Active 1 - Row	53 100	0.09
STC Intl Equity Fund - Row	51 200	0.08
Braunschweig Insurance Rw	11 400	0.02
Fidelity Intl FD - Pep Europé	25 200	0.04
SGE MM Row	30 800	0.05
SPH - Select Europe	112 700	0.19
SPMS - Select Europe	57 500	0.09
Unilever (Superann) Ireland - Row	33 600	0.06
Fid Instl Select Europe Eq Fd	50 900	0.08
Fidelity European Fund	1 694 800	2.79
TOTAL	3 011 708	4.96

On the basis of a previous announcement, Fidelity International Limited and its direct and indirect subsidiaries were in possession of 6.89 % of the share capital and the voting rights of Konecranes Plc on 19 January, 2007.

Konecranes has a total of 60 666 580 shares. The company has only one class of shares and each share entitles to one vote.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totaled EUR 1483 million. The Group has 7,800 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Mr Paul Lönnfors, IR Manager
Tel. +358 20 427 2050

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

FIDELITY INTERNATIONAL LIMITED'S HOLDING IN KONECRANES PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

Konecranes has been informed by a change in the holding of Fidelity International Limited (FIL) and its direct and indirect subsidiaries of the paid up share capital of Konecranes Plc.

On 10 August, 2007 FIL and its direct and indirect subsidiaries were in possession of 3 211 878 Konecranes shares. This holding corresponds to 5.29 % of the share capital and voting rights of Konecranes Plc.

Holdings were as follows:

Fund name	Shares	Proportion of share capital and voting rights %
Accident Rehab & CMP-GLB Ex-US	93 300	0.15
FMT GL Row	63 800	0.11
Deutsche Arzte - Row	14 000	0.02
British Energy Gen GRP - Row	30 400	0.05
Church Comm For England - Row	69 700	0.11
Chevron Texaco UK PNS PL-Row	30 000	0.05
Co-Operative GRP Pens - RW	43 700	0.07
East Sussex Cnty Council - Row	72 300	0.12
European Equity MKT Neut Long	20 809	0.03
Fidelity European Values Plc	409 100	0.67
Fidelity Aus Select Global Small Cap Fd	1 100	0.00
Fidelity Select Global Eq Fund	2 600	0.00
FERP - Industrials Pilot Fund	999	0.00
Australia - Funds SA	24 000	0.04
IBM Denm Select - Global Ex-US	13 200	0.02
NPC Trust - Active 1 - Row	53 100	0.09
STC Intl Equity Fund - Row	51 200	0.08
Braunschweig Insurance Rw	11 400	0.02
Fidelity Intl FD - Pep Europe	28 300	0.05
SGE MM Row	30 800	0.05
SPH - Select Europe	112 700	0.19
SPMS - Select Europe	57 500	0.09
Unilever (Superann) Ireland - Row	32 100	0.06
VGH Hannover RW	10 500	0.02
Fid Instl Select Europe Eq Fd	50 900	0.08
Fidelity European Fund	1 884 370	3.11
TOTAL	3 211 878	5.29

On the basis of a previous announcement, Fidelity International Limited and its direct and indirect subsidiaries were in possession of 4.96 % of the share capital and the voting rights of Konecranes Plc on 26 July, 2007.

Konecranes has a total of 60 734 580 shares. The company has only one class of shares and each share entitles to one vote.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totaled EUR 1483 million. The Group has 8,000 employees, at more

than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Mr Paul Lönnfors, IR Manager
Tel. +358 20 427 2050

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

KONECRANES PLC: JANUARY - JUNE 2007 INTERIM REPORT

- Q2 orders received up 26.0 % to record-high 465.1 (Q2/06: 369.2) MEUR
- Net sales: Q2 up 24.2 % to 422.0 (339.9) MEUR
- Q2 Group EBIT of 55.6 (21.0) MEUR including capital gain of 17.6 MEUR from sale of properties
- Q2 operational profit (excluding capital gain): 38.0 (21.0) MEUR
- Q2 operational profit margin: 9.0 (6.2) %
- Gearing decreased to 39.3 (Q2/06:102.1) %
- Third quarter demand is anticipated to stay on a high level, and the 2007 targets for sales growth of 20 % and EBIT margin improvement compared with 2006 remain unchanged

	Second quarter			First half year			LY
EUR million	4-6/ 2007	4-6/ 2006	Change %	1-6/ 2007	1-6/ 2006	Change %	2006
SALES							
Services	151.6	122.9	23.3	299.4	228.5	31.0	526.6
Standard Lifting	169.5	131.7	28.7	314.2	245.6	27.9	558.4
Heavy Lifting	129.0	104.5	23.4	242.9	202.9	19.7	490.8
Internal Sales	-28.1	-19.2	46.1	-53.9	-40.5	33.1	-93.3
Sales total	422.0	339.9	24.2	802.6	636.6	26.1	1 482.5
Operational profit	38.0	21.0	81.1	68.8	35.0	96.7	105.5
Operational profit margin	9.0 %	6.2 %		8.6 %	5.5 %		7.1 %
Gain on the sale of real estate	17.6	0.0		17.6	0.0		0.0
Operating profit (EBIT)	55.6	21.0	164.9	86.4	35.0	146.9	105.5
EBIT margin	13.2 %	6.2 %		10.8 %	5.5 %		7.1 %
Share of result of associates and joint ventures	0.5	0.4		0.3	0.3		0.7
Interests, net	-2.2	-2.1		-4.8	-4.5		-9.5
Other financial income and expenses	-0.9	-1.6		-1.6	-1.3		-1.6
Profit before taxes	53.0	17.6	200.2	80.4	29.5	172.1	95.1
Taxes	-15.4	-5.3		-23.3	-8.9		-26.5
Net profit for the period	37.6	12.4	204.5	57.1	20.7	176.0	68.6
Earnings per share, basic (EUR)	0.63	0.21		0.96	0.36		1.17
Earnings per share, diluted (EUR)	0.62	0.21		0.94	0.35		1.15
ORDERS RECEIVED							
Services	142.6	108.3	31.6	286.5	208.2	37.6	448.5
Standard Lifting	199.8	155.3	28.6	395.8	297.9	32.9	592.7
Heavy Lifting	151.7	124.3	22.0	269.9	239.4	12.7	519.2
Internal Orders	-28.9	-18.7	54.6	-57.6	-43.6	32.3	-87.7
Orders received Total	465.1	369.2	26.0	894.5	701.9	27.4	1 472.8
Order Book at end of period	699.8	640.7		699.8	640.7	9.2	571.6

Pekka Lundmark, President & CEO comments:

"We are pleased with our overall performance during the second quarter 2007. Solid growth continues on all fronts, and the quarter well supports our 20 % full year sales growth target. Both our new orders and sales are growing faster

than the market, and we are clearly continuing to win market share from most of our key competitors. The demand outlook for the third quarter looks stable.

The second quarter 9 % EBIT margin (not including the capital gain from the sale of real estate) also met our expectations. In the second quarter last year this number was 6,2 %. The margin development was, however, uneven. Service already came very close to its published 12 % EBIT margin target. Standard Lifting even exceeded its target and reported an excellent 14.5 % margin. The 12 % target, however, remains unchanged for Standard Lifting. A weakening US dollar and increasing costs will burden the margin during the second half of the year. Heavy Lifting's margin was not satisfactory, but the 10 % long-term EBIT margin target remains unchanged. Due to costs related to ongoing investments, product portfolio restructurings and supply chain development, it would not be prudent to forecast Heavy Lifting to increase its full year EBIT margin from last year's level.

Gearing has now fallen below 40 % (having been over 100 % a year ago due to two large acquisitions) and we again have financial resources to continue to acquire businesses. Markets are still fairly fragmented, and we believe that attractive consolidation opportunities will be available."

Summary of Konecranes' financial performance in the second quarter of 2007:

Overall strong demand for Konecranes' products and services continued, and second quarter order intake increased 26.0 % to record-high EUR 465.1 million for one quarter. Orders increased in all Business Areas, and all geographical regions contributed to the improvement. Net sales also rose in all Business Areas and resulted Group net sales growth of 24.2 %. Slightly less than ten percentage points of second quarter order and sales growth was the result of the acquisition of MMH Holding, which was consolidated as of 1 June, 2006, and is therefore not included in the Q2 2006 comparison figures for April and May.

The second quarter operational profit margin was 9.0 % compared to 6.2 % in the second quarter of 2006. Volume growth, higher efficiency, and price increases that offset higher raw material, component and other costs, were the main drivers of the improvement. Especially the strong profitability in Standard Lifting contributed to the higher Group margin. The Service business also continued to develop favorably. Profitability in Heavy Lifting, on the other hand, was unsatisfactory. Capacity increases, in particular start up costs for the new assembly plant for lift trucks in Shanghai, and additional costs for building up the new straddle carrier operations burdened Heavy Lifting's second quarter profits. Return on capital employed increased to 39.6 % and return on equity to 48.5 % on a rolling twelve-month basis. Gearing decreased to 39.3 percent compared with 102.1 % for the corresponding period last year and 65.0 % at the end of the first quarter 2007.

Outlook for 2007

The level of orders received in the first half of the year and the stronger order book, combined with a continued stable demand outlook for the third quarter, form a strong base for the second half of year 2007. Based on these factors, 2007 sales are targeted to increase by approximately 20 % compared with 2006 sales of MEUR 1,483.

The Group target is to continue its EBIT margin improvement in line with the development in recent years. Heavy Lifting's contribution to the Group's 2007 profitability improvement is, however, anticipated to be modest. The Group EBIT margin improvement is based on higher sales volumes, productivity gains, and improved profitability in field services. High capacity utilization in the first

half of the year contributed to the margin improvement in the first half of 2007 in Service and Standard Lifting. As a consequence, year-end weighted sales and profit seasonality will not be as pronounced as before.

The main general uncertainty factors regarding 2007 profitability continue to be (1) the weaker USD/EUR rate, and (2) uncertain availability and prices of certain components and raw materials.

Interim Report January-June 2007

Change in Reporting Method

Due to changes in the Business Area reporting method described below, the sales, orders and operating profit comparison figures in this report deviate from the figures reported in 2006 for the Business Areas Service and Standard Lifting. The aggregate and Heavy Lifting figures are not affected.

As of January 1, 2007, Konecranes-branded spare parts are reported in the Service Business Area, while they were earlier partly included in Service and partly in Standard Lifting. The 2006 quarterly comparison figures for Service and Standard Lifting according to the new reporting structure are presented in the table below.

	Q1 2006	Q2 2006	Q3 2006	Q4 2006
Service				
Orders received, MEUR	99.8	108.3	117.9	122.5
Net sales, MEUR	105.6	122.9	136.6	161.4
Operating income, MEUR	8.7	12.3	14.4	17.6
Operating margin, %	8.2	10.0	10.5	10.9
Standard Lifting				
Orders received, MEUR	142.6	155.3	157.2	137.7
Net sales, MEUR	114.0	131.7	153.2	159.5
Operating income, MEUR	8.0	12.0	15.3	16.2
Operating margin, %	7.0	9.1	10.0	10.2

Also the geographical segment reporting structure has been changed from the beginning of 2007. The new geographical segments are Europe, Middle East, Africa (EMEA), Americas (AME) and Asia-Pacific (APAC). The earlier structure was Nordic and Eastern Europe, EU (excl. Nordic), Americas, and Asia-Pacific. The 2006 quarterly sales comparison figures according to the new geographical segmentation are presented in the table below.

	Q1 2006	Q2 2006	Q3 2006	Q4 2006
EMEA	170.1	195.3	187.9	227.8
AME	90.1	105.8	148.0	168.5
APAC	36.6	38.8	50.0	63.8
TOTAL	296.7	339.9	385.8	460.1

The restated 2006 APAC sales figures differ from the figures reported in 2006 as sales in Africa and the Middle East have been shifted from APAC to EMEA.

Group Structure

MMH Holdings, Inc was consolidated into the Konecranes Group figures as of 1 June, 2006. Therefore the comparison figures for the first half of 2006 include

MMH only for the month of June. MMH accounted for slightly less than ten percentage points of the reported 26.1 percent sales growth and the 27.4 percent order growth for the first half of 2007. Roughly 60 percent of MMH's sales and orders are included in the Service Business Area, and the remainder is fairly evenly split between Standard Lifting and Heavy Lifting.

Market Review

Overall market demand for Konecranes' products and services continued to develop favorably. Demand improved in all geographical regions and in almost all customer industries, with general manufacturing, shipyards, ports, primary metals and metal warehousing, power and petrochemicals showing particularly strong growth. Paper and the automotive industries continued to show weak investment demand.

Increases in input costs, especially steel and other metals, as well as labor costs, and the tight market for certain subcontracted components resulted in upward pressure on market prices for cranes and crane maintenance.

Orders Received, Order Book and Contract Base

Second quarter order intake was record high at EUR 465.1 (Q2 2006: 369.2) million, representing growth of 26.0 percent. Combined with the record high order intake achieved in the first quarter, this boosted January-June order intake to EUR 894.5 (H1 2006: 701.9) million, representing a growth of 27.4 percent. A strong market, the addition of MMH Holding's business and internal factors contributed to the high order growth. Order intake increased in all geographical regions and Business Areas.

Orders Received by Business Areas, MEUR

	Q2 2007	Q2 2006	Change percent	H1 2007	H1 2006	Change percent
Service	142.6	108.3	+31.6	286.5	208.2	+37.6
Standard Lifting	199.8	155.3	+28.6	395.8	297.9	+32.9
Heavy Lifting	151.7	124.3	+22.0	269.9	239.4	+12.7
Internal	-28.9	-18.7		-57.6	-43.6	
Total	465.1	369.2	+26.0	894.5	701.9	+27.4

The value of the order backlog at the end of June was EUR 699.8 (end of June 2006: 640.7) million, up by 9.2 percent year-on-year and 22.4 percent from the end of 2006.

Compared with the end of June 2006, the Standard Lifting order book grew as a result of the high order intake growth. Also the Service order book increased. Heavy Lifting's order book was somewhat lower than in the corresponding period last year, but higher than at the end of 2006.

The contract base continued to show solid growth both in terms of units and value. At the end of June 2007, there were 273,176 (251,837) cranes and hoists included in the annual maintenance contract base, and its value exceeded EUR 100 million for the first time.

Order Book by Business Areas, MEUR

	June 2007	June 2006	Change %	Dec 31,2006
Service	124.5	118.7	+4.9	101.1
Standard Lifting	239.5	192.3	+24.6	174.6
Heavy Lifting	360.9	377.7	-4.5	349.9
Internal	-25.1	-48.0		-53.9
Total	699.8	640.7	+9.2	571.6

Sales

Second quarter net sales rose 24.2 percent to EUR 422.0 (339.9) million. Sales growth was predominantly the result of higher volumes and the inclusion of MMH Holding's business, but also higher prices contributed to growth. All Business Areas achieved strong growth in all geographical regions. Net sales in January-June rose 26.1 percent to EUR 802.6 (636.6) million.

Second quarter Service sales were supported by growth in the service contract base, the strong order growth in the first half of 2007, increased spare parts sales and the inclusion of MMH's service revenue.

Second quarter organic growth continued at a high level in Standard Lifting as a result of strong market demand, a competitive product offering, new key customers and expanding geographical presence.

Heavy Lifting production output increased successfully. This development materialized despite ongoing supply chain restructuring and difficulties in sourcing some raw materials and subcontracted components.

Net Sales by Business Areas, MEUR

	Q2 2007	Q2 2006	Change percent	H1 2007	H1 2006	Change percent
Service	151.6	122.9	+23.3	299.4	228.5	+31.0
Standard Lifting	169.5	131.7	+28.7	314.2	245.6	+27.9
Heavy Lifting	129.0	104.5	+23.4	242.9	202.9	+19.7
Internal	-28.1	-19.2		-53.9	-40.5	
Total	422.0	339.9	+24.2	802.6	636.6	+26.1

Net Sales by Region, MEUR

	Q2 2007	Q2 2006	Change percent	H1 2007	H1 2006	Change percent
EMEA	227.0	195.3	+16.2	415.2	365.4	+13.6
AME	143.1	105.8	+35.3	294.8	195.9	+50.5
APAC	51.9	38.8	+37.3	92.6	75.4	+24.5
TOTAL	422.0	339.9	+24.2	802.6	636.6	+26.1

Profitability

On April 30, 2007, Konecranes finalized the sale of properties located in Hyvinkää, Hämeenlinna and Urjala, Finland. The aggregate sales price was EUR 31.4 million. As a result of the transaction, a capital gain of EUR 17.6 million has been booked in second quarter Group EBIT, representing EUR 13.0 million after taxes. In order to facilitate an evaluation of the profitability development disregarding this capital gain, Operational EBIT is reported separately in this section. The segmentation information tables include the Business Area profits both including and excluding this capital gain.

The Group's second quarter operating income (EBIT) rose to EUR 55.6 (21.0) million. Group Operational EBIT (disregarding the capital gain on the sold properties) rose 81 percent to EUR 38.0 (21.0) million, representing 9.0 (6.2) percent of sales. Higher volumes were the main driver of the improved margin. Also increased productivity continued to have a positive impact on profitability. Changes in currency exchange rates had a minor negative impact on operating income. Group overheads decreased from 2.6 to 2.5 percent of sales.

Group EBIT in January-June amounted to EUR 86.4 (35.0) million including the capital gain of EUR 17.6 million, and excluding the capital gain to EUR 68.8 (35.0) million, representing 8.6 (5.5) percent of sales.

The second quarter operational EBIT margin in Service rose from 10.0 to 11.5 percent. Higher volumes and increased productivity continued to be the main drivers for the improved profitability. Also the high maintenance contract retention rate and a higher proportion of spare parts sales, as well as the MMH service business, contributed to the margin expansion.

The second quarter operational EBIT margin in Standard Lifting rose from 9.1 to 14.5 percent. The main reason for Standard Lifting's improved margin was higher volumes. The increase in volumes is seen as the result of both stronger market demand and increased market share. Improved productivity and cost-competitiveness, as well as a favorable product mix also contributed to higher profitability. The measures implemented during the past five years in restructuring the supply chain by reorganizing and relocating production, and increasing outsourcing, continuously improve productivity and competitiveness. The impact of higher input costs was offset by price increases.

In Heavy Lifting, the second quarter operational EBIT margin fell from 5.4 to 4.7 percent. The quarterly performance of Heavy Lifting is clearly more volatile than that of Service and Standard Lifting. The decrease in Heavy Lifting's second quarter margin is attributable to costs for capacity increases, mainly start-up costs for the lift truck plant in Shanghai, and costs of building up the new straddle carrier operations. Heavy Lifting succeeded in improving margins for the last five quarters while organic sales growth was as high as 42 percent in 2006 and 30 percent in 2005. During this period the Business Area has been going through a similar restructuring program as Standard Lifting started in 2002. In combination with higher raw material prices, the tighter market for subcontracted components and transports, and the weaker USD/EUR rate, this continues to create a very challenging environment in terms of increasing production and fulfilling deliveries while simultaneously improving profitability.

Operational EBIT and margin (excluding capital gain) by Business Area

	Q2 2007 MEUR	% of sales	Q2 2006 MEUR	% of sales	H1 2007 MEUR	% of sales	H1 2006 MEUR	% of sales
Service	18.0	11.9	12.3	10.0	33.1	11.1	21.0	9.2
Standard Lifting	24.4	14.5	12.0	9.1	41.5	13.2	19.9	8.1
Heavy Lifting	6.1	4.7	5.7	5.4	14,0	5.7	11.2	5.5
./. Group overheads	-10.2	-2.5	-8.8	-2.6	-18.7	-2.3	-16.2	-2.5
./. Elimination of internal profit	-0.3		-0.1		-1.0		-0.9	
Total	38.0	9.0	21.0	6.2	68.8	8.6	35.0	5.5

January-June Group EBITDA was EUR 98.5 (44.9) million including the capital gain of EUR 17.6 million, or 12.3 (7.1) percent of sales. Depreciations grew from EUR 9.9 million to EUR 12.1 million. The increase in depreciations is mainly attributable to the growth of operations

The share of associated companies' result amounted to EUR 0.3 (0.3) million.

Group interest costs (the net of interest income and expenses) were EUR 6.3 (5.8) million.

Group income after financing items was EUR 80.4 (29.5) million. Income taxes were EUR 23.3 (8.9) million corresponding to an effective tax rate of approximately 29 percent for the year.

Group net income was EUR 57.1 (20.7) million. Basic earnings per share totaled EUR 0.96 (0.36) and diluted earnings per share were EUR 0.94 (0.35).

On a rolling twelve-month basis, return on capital employed was 39.6 and return on equity 48.5.

Group costs

January-June unallocated Group overhead costs were EUR 18.7 (16.2) million, representing 2.3 (2.5) percent of net sales. First quarter Group overhead costs amounted to 2.2 percent of sales and full-year costs are expected to be closer to this level than the second quarter level of 2.5 percent. These costs consist mainly of common development costs (personnel, R&D, systems), treasury and legal functions, development of the company structure (M&A), and Group management and administration.

Seasonality of sales and profit

The sales and profit accumulation in the Group has historically not been equal between quarters. Typically, sales and profit generation has been slow in the beginning of the year and accelerated towards the yearend.

This seasonality has, however, decreased in the past two years as the business has become more geographically distributed. This trend is expected to continue in 2007, particularly concerning Service and Standard Lifting, as the strong growth will lead to high capacity utilization throughout the year.

Cash flow and balance sheet

January-June cash flow from operations before financing items and taxes, but after the change in working capital, was EUR 65.2 (38.2) million, representing EUR 1.10 (0.66) per share. Net working capital continued to decrease as a percentage of sales.

Cash flow from financing items and taxes was EUR -30.6 (-12.1) million. Net cash flow from operating activities was EUR 34.5 (26.1) million, representing EUR 0.58 (0.45) per share.

Cash flow from capital expenditures including acquisitions and divestitures was positive as a result of the sale of property and amounted to EUR 14.1 (-56.8) million. The cash-based capital expenditures in fixed assets were EUR 11.7 (7.2) million.

The parent company paid EUR 26.7 (15.8) million in dividends in the first quarter.

Group interest-bearing debt was EUR 149.8 (218.4) million, and interest-bearing net debt was EUR 101.9 (177.0) million. Gearing decreased to 39.3 (102.1) percent. The Solidity (equity) ratio was 32.5 (24.1) percent and the current ratio was 1.4 (1.3).

The Group has a EUR 200 million committed back-up financing facility to secure running liquidity. At the end of the second quarter, EUR 59.1 (end-2006: 100.9) million was in use.

Exchange rate impact and sensitivity

Changes in currency exchange rates had a minor negative effect on reported second quarter orders, sales and operating income as currency hedging absorbed a large part of the impact. The weakened USD/EUR rate will, however have a more significant negative impact in the second half of 2007, especially in the fourth quarter.

The negative impact of a one percent weakening of the USD/EUR rate on pre-tax profit is roughly one million euro, comprising both transactional and translation effects.

The consolidation exchange rates of some important currencies for the Group developed as follows:

The period end rates:

	Q2 2007	Q2 2006	Change %
USD	1.3505	1.2713	-5.86 %
CAD	1.4245	1.4132	-0.79 %
GBP	0.674	0.6921	2.69 %
CNY	10.2816	10.165	-1.14 %
SGD	2.0664	2.0137	-2.55 %
SEK	9.2525	9.2385	-0.15 %
NOK	7.9725	7.936	-0.46 %
AUD	1.5885	1.7117	7.76 %

The period average rates:

	Q2 2007	Q2 2006	Change %
USD	1.3289	1.2292	-7.50 %
CAD	1.5080	1.3995	-7.19 %
GBP	0.6746	0.687	1.84 %
CNY	10.2559	9.873	-3.73 %
SGD	2.0311	1.9767	-2.68 %
SEK	9.2229	9.3269	1.13 %
NOK	8.1377	7.9303	-2.55 %
AUD	1.6446	1.6545	0.60 %

The Group continued its currency hedging policy in order to minimize currency risk relating to non-euro nominated export and import from or to the euro zone. Hedging was mainly carried out through currency forward exchange transactions.

Capital expenditure

January-June capital expenditure excluding acquisitions was EUR 12.8 (7.5) million. This expenditure consisted mainly of replacement or capacity expansion investments on machines, equipment and information technology. Capital expenditure in acquisitions was EUR 5.4 (51.4) million, all of which was booked in the first quarter.

Personnel and personnel development

At the end of June, the Group employed 7,983 (7,256) persons. The average number of personnel was 7,779 (6,435) in January-June 2007. The increase in the average number of employment relates mainly to the acquisition on MMH Holding. Since the

end of March 2007, the number of employees increased by 177, of which approximately half were service technicians.

Personnel by Business Area, end of period

	Q2 2007	Q2 2006	Change percent
Service	4,208	3,775	+11.5
Standard Lifting	2,356	2,297	+2.6
Heavy Lifting	1,220	1,015	+20.2
Group Staff	199	169	+17.8
Total	7,983	7,256	+10.0

Change in Management

In June, Mr. Teo Ottola (MSc) was appointed new Chief Financial Officer (CFO). His areas of responsibility will be business control, accounting, financing and investor relations. The present CFO, Teuvo Rintamäki, announced his resignation in February 2007, but he will continue as CFO until Ottola has settled in to his new position. Mr. Ottola will become a member of the Konecranes Group Executive Board and will report to Pekka Lundmark, President & CEO. Mr. Ottola will start in his new position on 20 August 2007.

Acquisitions

In June 2007 Konecranes signed an agreement to acquire 19 percent of the share capital in the crane manufacturing company Dynamic Crane Systems Ltd (DCS) in South Africa. DCS has annual net sales of approximately EUR 4 million and 60 employees. The agreement includes an option to acquire the remaining shares in the company at a later stage.

DCS is a leading crane manufacturing company in South Africa, specializing in the manufacture, servicing and assembly of industrial and process cranes. DCS and Konecranes have worked together since the early 1990s, as DCS has been a licensee of Konecranes products for the South African market.

Sale of Real Estate

Konecranes finalized the sale of properties located in Hyvinkää, Hämeenlinna and Urjala, Finland, in April, 2007. The Konecranes companies operating in the sold facilities in Hyvinkää and Hämeenlinna have continued their normal operations in these facilities under long-term rental agreements.

The aggregate sales price for the facilities is approximately EUR 31.4 million. As a result of the transaction, Konecranes booked a capital gain of EUR 17.6 million in EBIT.

Risks

Konecranes main short-term risks regarding the 2007 financial performance are the availability, quality, costs, and delivery times and accuracy of subcontracted components.

The ability and cost to increase own production capacity is also subject to some uncertainty.

Due to the current tight labor market, labor costs and difficulty to recruit skilled personnel is a cause of some uncertainty in regards to growth and profitability in Service.

Litigations

Konecranes is a party to various litigations and disputes relating to its normal business in different countries. At the moment, Konecranes does not expect any of these ongoing litigations or disputes to have a material effect on the profits or future outlook of the Group.

Incentive Programs and Share Capital

Konecranes has five ongoing stock option plans (1997, 1999, 2001, 2003 and 2007). During the second quarter of 2007, Konecranes distributed 987,500 2007A options to some 100 key employees in accordance with the authorization given to the Board of Directors by the Annual General Meeting in March 2007. The options entitle to subscription of one Konecranes share per option to the subscription price of EUR 25.72 (the weighted average share price in April 2007) per share. The subscription period for the 2007A options is 2 May, 2009-30 April, 2011. In total, the option plans include approximately nearly 340 key employees. The terms and conditions of the stock option programs are available on the corporate website at www.konecranes.com.

Pursuant to Konecranes' stock option plans 394,360 new shares were subscribed for and registered in the Finnish Trade Register during the second quarter of 2007. As a result of the subscriptions, the number of shares increased to 60,666,580. In accordance with the resolution of the AGM, the subscription price has been booked in its entirety to the paid in capital and Konecranes' share capital remained at EUR 30,072,660.

The remaining 1997, 1999B, 2001, 2003 and 2007A stock options at the end of the accounting period entitle to subscription of a total of 2,411,840 shares.

Own Shares in the Company's Possession

At the end of June, 2007, Konecranes held 742,600 of the company's own shares. This corresponds to 1.2 percent of the company's total outstanding shares and votes. The shares were bought back between February 20 and March 5, 2003.

Shares and trading volume

Konecranes' share price increased by 39.5 percent during January-June 2007 and closed at EUR 31.11. The period high was EUR 32.81 and period low EUR 20.68. The volume-weighted average share price during the period was EUR 26.34. In the same period, the OMX Helsinki Index rose by nearly 18 percent, the OMX Helsinki Cap Index by 13.4 percent, and the OMX Helsinki Industrials Index by 20.7 percent.

At the end of June 2007, Konecranes' total market capitalization was EUR 1,887 million including own shares in the company's possession, making it the 25th largest company on the Helsinki Stock Exchange.

The trading volume totaled 58.4 million shares, representing a turnover velocity of 193 percent. Total trading amounted to EUR 1,531 million, which was the 19th highest on the Helsinki Exchange. The daily average trading volume was 470,580 shares, representing a daily average turnover of EUR 12.3 million.

Outlook for 2007

The level of orders received in the first half of the year and the stronger order book, combined with a continued stable demand outlook for the third quarter, form a strong base for the second half of year 2007. Based on these factors, 2007 sales are targeted to increase by approximately 20 % compared with 2006 sales of MEUR 1,483.

The Group target is to continue its EBIT margin improvement in line with the development in recent years. Heavy Lifting's contribution to the Group's 2007 profitability improvement is, however, anticipated to be modest. The Group EBIT margin improvement is based on higher sales volumes, productivity gains, and improved profitability in field services. High capacity utilization in the first half of the year contributed to the margin improvement in the first half of 2007 in Service and Standard Lifting. As a consequence, year-end weighted sales and profit seasonality will not be as pronounced as before.

The main general uncertainty factors regarding 2007 profitability continue to be (1) the weaker USD/EUR rate, and (2) uncertain availability and prices of certain components and raw materials.

Konecranes Plc
Board of Directors

Disclaimer

Certain statements in this report, which are not historical fact, including, without limitation those regarding expectations for market growth and developments, expectations for growth and profitability and statements preceded by "believes", "expects", "anticipates", "foresees" or similar expressions, are forward-looking statements. Therefore they involve risks and uncertainties, which may cause actual results to materially differ from the results expressed in such forward-looking statements. Such factors include but are not limited to the company's own operating factors, industry conditions and general economic conditions.

Important Orders

In June, Konecranes received a breakthrough order in US intermodal terminals as BNSF Railway, the largest intermodal freight operator in the world, as the first US-based intermodal operator ordered wide span, high-performance Rail Mounted Gantry (RMG) cranes from Konecranes. Thirteen RMG container-handling cranes will be delivered to BNSF's Memphis and Kansas City intermodal terminals. BNSF is investing to expand the capacity of its railway network and intermodal facilities due to rapidly increasing container volumes. The RMGs are all-electric and will thus have a very low environmental impact. They are also equipped with Regenerative Network Braking units that enable energy, released during lowering the load or during braking, to be fed back to the local grid, instead of being wasted in braking resistors. This means up to 70 % savings in energy costs. The RMGs span 42.6 meters and can lift 40-ton containers one-over-five high.

In May 2007 Konecranes received an order for 10 rubber tired gantry (RTG) cranes, 2 reachstackers and 1 masted lift truck from Malta Freeport Terminals Ltd. which is owned by CMA CGM, the third largest shipping company in the world. Delivery will be between December 2007 and April 2008. The companies have also

agreed on an option for an additional 10 RTGs. The 8-wheel RTGs have a lifting capacity of 50 ton and also have twin-lift capabilities.

During the second quarter of 2007 Konecranes received two repeat orders from Russia, one for port cranes and one for process cranes, for a total value of more than EUR 20 million. These orders further strengthen Konecranes' expanding operations in Russia. The container terminal company ZAO First Container Terminal (FCT) ordered two Panamax Ship-to-Shore (STS) container cranes, which will be delivered in the summer of 2008. The order includes a two-year preventive maintenance contract The STS cranes have a lifting capacity of 50 tons, outreach of 38 meters and are equipped with Konecranes AC electrical control system. The Turkish construction company Gama Endustri Tesisleri Imalat ve Montaj AS, ordered several types of process cranes with related equipment, such as three ladle cranes and four scrap loading cranes. The end customer is the Russian steel mill PNTZ in Pervorouralsky, which will use the equipment in the steel melting process for producing round billets. Deliveries will begin in December 2007 and will continue through April 2008. PNTZ has specialized in seamless pipes and is now widening their offering to include billets.

Second quarter orders from China included significant process cranes orders to Oriental Motor Ltd and Henan Puyang Longfeng Paper Mill. Ivanhoe Mines Mongolia Inc. ordered several 5-25 ton cranes with spans of up to 39 meters.

Orders from Latin America included cranes for paper mills and power plants in Argentina, Peru and Voith Paper in Brazil.

Orders from the Middle Eastincluded an order fromSaudi Cranes and Steel Works, and Qatar Shell's order for explosion proof hoists to the gas-to-liquids project in Ras Laffan, Qatar.

Power and waste-to-energy plant order activity continued strong and Konecranes received orders from Ryan Companies Inc., the U.S., Wärsilä for a refuse hanling plant in Belgium, Veidekke ASof Norway, Siemens in Germany, Intergen's Coryton Power Station and the SITA Cleveland waste facility, in the UK.

Steel and other metal plant orders from EEW Erndtebruckner Eisenwerk, Germany, Rautaruukki, Finland, and Metalix, the Netherlands.

Shipyard orders included a 125-ton crane from Aker Yards, Norway, and 50-meter span crane for the Portsmouth shipyard, UK.

CONSOLIDATED STATEMENT OF INCOME - IFRS

EUR million	4-6/2007	4-6/2006	1-6/2007	1-6/2006	1-12/2006
Sales	422.0	339.9	802.6	636.6	1 482.5
Other operating income	18.2	0.1	19.0	0.9	2.0
Depreciation and impairments	-5.9	-5.2	-12.1	-9.9	-22.5
Other operating expenses	-378.7	-313.8	-723.1	-592.6	-1 356.5
Operating profit	55.6	21.0	86.4	35.0	105.5
Share of result of associates and joint ventures	0.5	0.4	0.3	0.3	0.7
Financial income and expenses	-3.1	-3.7	-6.3	-5.8	-11.1
Profit before taxes	53.0	17.6	80.4	29.5	95.1
Taxes	-15.4	-5.3	-23.3	-8.9	-26.5
Net profit for the period	37.6	12.4	57.1	20.7	68.6

Net profit for the period

attributable to :					
Shareholders of the parent company	37.6	12.4	57.1	20.7	68.6
Minority interest	0.0	0.0	0.0	0.0	0.0
Earnings per share, basic (EUR)	0.63	0.21	0.96	0.36	1.17
Earnings per share, diluted (EUR)	0.62	0.21	0.94	0.35	1.15

CONSOLIDATED BALANCE SHEET - IFRS

EUR million

ASSETS	30.06.2007	30.06.2006	31.12.2006
Non-current assets			
Goodwill	55.2	59.0	54.0
Other intangible assets	52.6	52.6	55.0
Property, plant and equipment	59.0	71.2	67.5
Advance payments and construction in progress	6.4	5.2	9.6
Investments accounted for using the equity method	6.6	6.3	6.3
Available-for-sale investments	2.4	1.6	2.1
Long-term loans receivable	0.4	0.4	0.5
Deferred tax assets	28.0	21.9	24.6
Total non-current assets	210.6	218.3	219.6
Current assets			
Inventories			
Raw material and semi-manufactured goods	103.1	86.8	92.7
Work in progress	125.9	112.6	103.5
Advance payments	28.2	19.2	30.4
Total inventories	257.2	218.6	226.6
Account receivables	315.1	247.0	324.2
Loans receivable	0.3	0.2	0.2
Other receivables	21.5	20.9	27.0
Deferred assets	80.3	86.4	76.9
Cash and cash equivalents	47.1	40.9	44.4
Total current assets	721.6	614.0	699.4
TOTAL ASSETS	932.3	832.2	919.0

EQUITY AND LIABILITIES	30.06.2007	30.06.2006	31.12.2006
Capital and reserves attributable to the shareholders of the parent			
Share capital	30.1	29.8	30.0
Share premium account	39.3	35.8	39.0
Share issues	0.4	0.5	0.0
Fair value reserves	3.4	3.5	3.7
Translation difference	-6.4	-4.3	-5.8
Paid in capital	5.3	0.0	0.5
Retained earnings	130.0	87.3	87.7
Net profit for the period	57.1	20.7	68.6
Total Shareholders' equity	259.2	173.3	223.7
Minority interest	0.1	0.1	0.1
Total equity	259.2	173.3	223.7
Liabilities			
Non-current liabilities			
Interest-bearing liabilities	77.2	94.8	120.9

Other long-term liabilities	58.5	62.0	58.7
Deferred tax liabilities	18.3	16.7	20.0
Total non-current liabilities	154.0	173.5	199.6
Provisions	27.3	20.8	28.2
Current liabilities			
Interest-bearing liabilities	72.7	123.6	52.4
Advance payments received	134.6	113.5	128.9
Progress billings	3.3	0.0	7.0
Accounts payable	107.3	85.5	113.6
Other short-term liabilities (non-interest bearing)	22.7	16.6	23.0
Accruals	151.1	125.5	142.5
Total current liabilities	491.7	464.6	467.4
Total liabilities	673.0	658.9	695.2
TOTAL EQUITY AND LIABILITIES	932.3	832.2	919.0

KEY FIGURES	30.06.2007	30.06.2006	31.12.2006
Gearing %	39.3	102.1	57.3
Solidity %	32.5	24.1	28.3
Return on capital employed %, Rolling 12 Months (R12M)	39.6	22.6	29.5
Return on equity %, Rolling 12 Months (R12M)	48.5	30.2	36.5
Equity/share, EUR	4.33	2.95	3.77
Current ratio	1.4	1.3	1.4

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - IFRS

MEUR	Share capital	Share premium account	Share issues	Fair value Reserves
Balance at 31 Dec, 2005	29.0	26.5	0.0	-4.9
Option excercised	0.8	9.3		
Share issue			0.5	
Dividend distribution				
Cash flow hedge				8.4
Translation difference				
Share based payments recognized against equity				
Minority interest				
Net profit for the period				
Balance at 30 June, 2006	29.8	35.8	0.5	3.5
Balance at 31 Dec, 2006	30.0	39.0	0.0	3.7
Option excercised	0.0	0.3		
Share issue			0.4	
Dividend distribution				
Cash flow hedge				-0.2
Translation difference				
Share based payments recognized against equity				
Minority interest				
Net profit for the period				
Balance at 30 June, 2007	30.1	39.3	0.4	3.4

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - IFRS

MEUR	Translation Difference	Paid in Capital	Retained Earnings	Minority interest	Total Equity
Balance at 31 Dec, 2005	-1.2	0.0	102.7	0.1	152.1
Option excercised					10.1
Share issue					0.5
Dividend distribution			-15.8		-15.8
Cash flow hedge					8.4
Translation difference	-3.0				-3.0
Share based payments recognized against equity			0.4		0.4
Minority interest					0.0
Net profit for the period			20.7		20.7
Balance at 30 June, 2006	-4.2	0.0	108.0	0.1	173.4
Balance at 31 Dec, 2006	-5.8	0.5	156.3	0.1	223.7
Option excercised		4.8			5.2
Share issue					0.4
Dividend distribution			-26.7		-26.7
Cash flow hedge					-0.2
Translation difference	-0.6				-0.6
Share based payments recognized against equity			0.4		0.4
Minority interest					0.0
Net profit for the period			57.1		57.1
Balance at 30 June, 2007	-6.4	5.3	187.0	0.1	259.2

CONSOLIDATED CASH FLOW STATEMENT - IFRS

EUR million	1-6/2007	1-6/2006	1-12/2006
Cash flow from operating activities			
Operating income	86.4	35.0	105.5
Adjustments to operating profit			
Depreciation and impairments	12.1	9.9	22.5
Profits and losses on sale of fixed assets	-17.8	0.0	-0.3
Other non-cash items	-0.2	-0.1	2.0
Operating income before chg in net working capital	80.5	44.8	129.7
Change in interest-free short-term receivables	5.4	11.1	-69.1
Change in inventories	-27.8	-36.3	-48.2
Change in interest-free short-term liabilities	7.0	18.6	101.9
Change in net working capital	-15.4	-6.6	-15.4
Cash flow from operations before financing items and taxes	65.2	38.2	114.2
Interest received	0.8	1.1	2.1
Interest paid	-6.2	-4.6	-11.5
Other financial income and expenses	-1.8	-1.2	-1.4
Income taxes paid	-23.5	-7.4	-22.1
Financing items and taxes	-30.6	-12.1	-32.8
Net cash from operating activities	34.5	26.1	81.4
Cash flow from investing activities			
Acquisition of Group companies, net of cash	-5.2	-49.4	-48.3

Acquisition of shares in associated company	0.0	-0.2	-0.2
Investments in other shares	-0.5	-0.1	-0.6
Capital expenditures	-11.7	-7.2	-17.1
Proceeds from sale of fixed assets	31.5	0.0	1.2
Dividends received	0.0	0.0	0.1
Net cash used in investing activities	14.1	-56.8	-64.8
Cash flow before financing activities	48.6	-30.7	16.6
Cash flow from financing activities			
Proceeds from options excercised and share issues	5.6	10.5	14.1
Proceeds from (+), payments of (-) long-term borrowings	-45.1	62.5	88.5
Proceeds from (+), payments of (-) short-term borrowings	20.6	-28.7	-101.8
Proceeds from (-), payments of (+) short-term receivables	-0.2	-0.1	-0.2
Dividends paid	-26.7	-15.8	-15.8
Net cash used in financing activities	-45.9	28.5	-15.2
Translation differences in cash	0.0	-0.9	-1.0
Change of cash and cash equivalents	2.8	-3.1	0.3
Cash and cash equivalents at beginning of period	44.4	44.0	44.0
Cash and cash equivalents at end of period	47.1	40.9	44.4
Change of cash and cash equivalents	2.8	-3.1	0.3

The effect of changes in exchange rates has been eliminated by converting the beginning balance at the rates current on the last day of the year.

SEGMENT INFORMATION

1. BUSINESS SEGMENTS

EUR million

Order Intakes by Business Area	1-6/ 2007	% of total	1-6/ 2006	% of total	R12M*	% of total	1-12/ 2006	% of total
Services 1)	286.5	30	208.2	28	526.8	30	448.5	29
Standard Lifting	395.8	42	297.9	40	690.6	39	592.7	38
Heavy Lifting	269.9	28	239.4	32	549.7	31	519.2	33
./. Internal	-57.6		-43.6		-101.8		-87.7	
Total	894.5	100	701.9	100	1 665.5	100	1 472.8	100

1) Excl. Service Contract Base

Order Book total 2)	1-6/2007	1-6/2006	1-12/2006
Total	699.8	640.7	571.6

2) Percentage of completion deducted

Sales by Business Area	1-6/ 2007	% of total	1-6/ 2006	% of total	R12M*	% of total	1-12/ 2006	% of total
Services	299.4	35	228.5	34	597.4	34	526.6	33

Standard Lifting	314.2	37	245.6	36	626.9	36	558.4	35
Heavy Lifting	242.9	28	202.9	30	530.9	30	490.8	31
./. Internal	-53.9		-40.5		-106.6		-93.3	
Total	802.6	100	636.6	100	1 648.5	100	1 482.5	100

Operating Profit (EBIT) by Business Area without gain on the sale of real estate	1-6/2007		1-6/2006		R12M*		1-12/2006	
	MEUR	Ebit %	MEUR	Ebit %	MEUR	Ebit %	MEUR	Ebit %
Services	33.1	11.1	21.0	9.2	65.1	10.9	53.0	10.1
Standard Lifting	41.5	13.2	19.9	8.1	73.0	11.6	51.5	9.2
Heavy Lifting	14.0	5.7	11.2	5.5	36.3	6.8	33.6	6.8
Group costs	-18.7		-16.2		-34.1		-31.6	
Consolidation items	-1.0		-0.9		-1.0		-0.9	
Total	68.8	8.6	35.0	5.5	139.3	8.5	105.5	7.1

*R12M = Rolling 12 Months

Total Operating Profit (EBIT) by Business Area	1-6/2007		1-6/2006		R12M*		1-12/2006	
	MEUR	Ebit %	MEUR	Ebit %	MEUR	Ebit %	MEUR	Ebit %
Services	33.9	11.3	21.0	9.2	65.9	11.0	53.0	10.1
Standard Lifting	50.4	16.0	19.9	8.1	81.9	13.1	51.5	9.2
Heavy Lifting	21.8	9.0	11.2	5.5	44.2	8.3	33.6	6.8
Group costs	-18.7		-16.2		-34.1		-31.6	
Consolidation items	-1.0		-0.9		-1.0		-0.9	
Total	86.4	10.8	35.0	5.5	156.9	9.5	105.5	7.1

*R12M = Rolling 12 Months

Personnel by Business Area (at the End of the Period)	1-6/2007	% of total	1-6/2006	% of total	1-12/2006	% of total
Services	4 208	53	3 775	52	3 923	52
Standard Lifting	2 356	30	2 297	32	2 333	31
Heavy Lifting	1 220	15	1 015	14	1 131	15
Group staff	199	2	169	2	162	2
Total	7 983	100	7 256	100	7 549	100
Average number of personnel during period	7 779		6 435		6 859	

2. GEOGRAPHICAL SEGMENTS

EUR million

Sales by Market	1-6/ 2007	% of total	1-6/ 2006	% of total	R12M*	% of total	1-12/ 2006	% of total
Europe-MiddleEast-Africa (EMEA)	415.2	52	365.4	57	830.8	50	781.0	53
Americas (AME)	294.8	37	195.9	31	611.3	37	512.3	35
Asia-Pacific (APAC)	92.6	12	75.4	12	206.4	13	189.1	13
Total	802.6	100	636.6	100	1 648.4	100	1 482.5	100

NOTES:

INVESTMENTS

EUR million	30.06.2007	30.06.2006	31.12.2006

Investments Total (excl.Acquisitions)	12.8	7.5	16.3

NET INTEREST BEARING LIABILITIES

EUR million	30.06.2007	30.06.2006	31.12.2006
Long- and short-term interest bearing liabilities	-149.8	-218.4	-173.3
Cash and cash equivalents and other interest bearing assets	47.9	41.4	45.0
Total	-101.9	-177.0	-128.2

CONTINGENT LIABILITIES AND PLEDGED ASSETS

EUR million	30.06.2007	30.06.2006	31.12.2006
Contingent liabilities			
For own debts			
Mortgages on land and buildings	0.0	5.9	0.7
For own commercial obligations			
Pledged assets	1.2	0.9	1.1
Guarantees	141.9	115.3	136.3
Other contingent liabilities and financial liabilities			
Leasing liabilities			
Next year	15.4	38.7	11.1
Later on	53.5	0.7	26.0
Other	1.6		1.0
Total	213.6	161.4	176.2

Leasing contracts follow the normal practices in corresponding countries.

Total by category			
Mortgages on land and buildings	0.0	5.9	0.7
Pledged assets	1.2	0.9	1.1
Guarantees	141.9	115.3	136.3
Other liabilities	70.4	39.4	38.1
Total	213.6	161.4	176.2

Contingent liabilities relating to litigations
Konecranes is party to routine litigation incidental to the normal conduct of business. In the opinion of management the outcome of and liabilities in excess of what has been provided, in the aggregate, are not likely to be material to the financial condition or results of operations, taking also in the account the insurance arrangements the group has in place.

NOTIONAL AND FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS

EUR million	6/2007 Nominal value	6/2007 Fair value	6/2006 Nominal value	6/2006 Fair value	12/2006 Nominal value	12/2006 Fair value
Foreign exchange forward contracts	225.9	2.6	300.5	3.7	279.7	3.0
Electricity derivatives	1.1	0.2	0.7	0.4	1.1	0.1
Total	226.9	2.7	301.3	4.1	280.8	3.1

Derivatives are used for hedging currency and interest rate risks as well as risk of price fluctuation of electricity. Company applies hedge accounting on derivatives used to hedge cash flows in Heavy Lifting projects.

ACQUISITIONS

During the first half year in 2007 Konecranes made few small business acquisitions. The most important of these was the acquisition of Straddle carrier manufacturer in Germany, Consens Transport Systeme. Additionally in

January Konecranes signed an agreement to acquire a maintenance service business of a small Swedish-based company El&Travers. In March Konecranes made an asset purchase agreement with Spanish company Sistemas de Elevacion, operating in the field of port service.
The preliminary fair values of the identifiable assets and liabilities of acquired businesses at the date of acquisitions are summarized below.

EUR million	6/2007 Recognized on acquisition	6/2007 Carrying value
Intangible assets	1.0	0.2
Tangible assets	0.2	0.2
Deferred tax assets	0.0	0.0
Inventories	4.0	4.0
Receivables and other assets	0.0	0.0
Cash and bank	0.0	0.0
Total assets	5.2	4.5
Liabilities	0.1	0.0
Net assets	5.2	4.4
Acquisition costs	5.4	
Goodwill	0.3	
Cash outflow on acquisition		
Acquisition costs paid in cash	5.2	
Cash and cash equivalents of acquired companies	0.0	
Net cash flow arising on acquisition	5.2	
Cost of the business combination		
Acquisition costs paid in cash	5.2	
Liabilities assumed	0.2	
Total cost of business combination	5.4	

ACCOUNTING PRINCIPLES

These presented interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.

Konecranes applies the same accounting policies as are applied in 2006 annual financial statements, except the change in Segment reporting.

At the beginning of year 2007 in Business Area segment Konecranes branded spare parts are reported in the Service Business Area, while they were earlier partly included in Standard Lifting. Also the geographical Segment reporting structure has been changed. The new geographical segments are Europe, Middle East, Africa (EMEA), Americas (AME) and Asia-Pacific (APAC). The earlier structure was Nordic and Eastern Europe, EU (excl.Nordic), Americas and Asia-Pacific.

The key figures in this interim financial report are calculated with same accounting principles than in year 2006 annual financial statements. The calculation rules of key figures are presented in the financial statements of previous year.

The figures presented in the tables below have been rounded to one decimal, which should be taken into account when reading the sum figures.
The interim report has not been subject to audit

Events on 1 August, 2007

Analyst and press briefing

A luncheon presentation for media and analysts will be held at Konecranes office in Helsinki at 12.00 noon Finnish Time (address: Eteläesplanadi 22 B).

Live webcast

A live webcast of the presentation for analysts and media will begin at 12.00 noon Finnish Time and can be followed at www.konecranes.com.

Internet

This report and presentation material is available on the Internet at www.konecranes.com immediately after publication. A recording of the webcast will be available on the Internet later on the same day.

Next report

Konecranes Interim Report January - September 2007 will be published on 31 October, 2007 10.00 a.m.

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Mr Pekka Lundmark, President and CEO, tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040,
Mr Paul Lönnfors, IR Manager, tel. +358-20 427 2050

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

INCREASE IN KONECRANES' NUMBER OF SHARES REGISTERED

The 5 600 new Konecranes shares subscribed for with Konecranes' 1997 stock options have been recorded in the Trade Register on 8 August, 2007.

Following these subscriptions the number of Konecranes Plc's shares increased to 60 672 180 shares. The subscription price has been booked in its entirety to the paid in capital.

Trading in all new shares will start on or about 10 August, 2007.

The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1483 million. The Group has 7,800 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +35820 427 2040

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

INCREASE IN KONECRANES' NUMBER OF SHARES REGISTERED

The 62,400 new Konecranes shares subscribed for with Konecranes' 2001B and 2003C stock options have been recorded in the Trade Register on 9 August, 2007.

Following these subscriptions the number of Konecranes Plc's shares increased to 60,734,580 shares. The subscription price has been booked in its entirety to the paid in capital.

Trading in all new shares will start on or about 10 August, 2007.

The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1483 million. The Group has 7,800 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +35820 427 2040

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

SHARE SUBSCRIPTIONS UNDER KONECRANES' STOCK OPTIONS

A total of 68,000 new Konecranes shares have been subscribed with stock option rights under Konecranes' stock option plans as follows:

Stock option right	Shares	Subscription price (EUR/share)
1997	5,600	6.5175
2001 B-series	22,400	8.50
2003 C-series	40,000	6.25

Following these subscriptions the number of Konecranes Plc's shares will increase to 60 734 580 shares. The subscription price will be booked in its entirety to the paid in capital.

The new shares will be recorded in the Trade Register on 8 August, 2007 and 9 August, 2007. The new shares will carry shareholders' rights from the date of registration. Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in the new shares will start on or about 10 August, 2007.

The remaining outstanding stock options entitle to subscription of 2,343,840 shares. The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1483 million. The Group has 7,500 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +35820 427 2040

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

END